November 1, 2018

VIA EDGAR

Ms. Melissa Gilmore

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Golden Entertainment, Inc.
Form 10-K for the year ended December 31, 2017
Form 8-K furnished August 8, 2018
File No. 000-24993

Dear Ms. Gilmore:

This letter responds to the discussion between the Commission and Golden Entertainment, Inc. (the “Company”) via telephone on November 1, 2018, regarding item 3 in the Staff’s letter dated October 19, 2018 concerning the Current Report on Form 8-K referenced above furnished with the Commission on August 8, 2018. In future filings, the Company will include supplemental financial information in Exhibit 99.1 which includes pro forma adjustments for the respective periods.

Any comments or questions regarding the foregoing should be directed to the undersigned at (702) 891-4266 or at cprotell@goldenent.com.  Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Charles H. Protell

Charles H. Protell

GOLDEN ENTERTAINMENT, INC.

EXECUTIVE VICE PRESIDENT

CHIEF STRATEGY OFFICER

CHIEF FINANCIAL OFFICER

cc:	Ryan Cupersmith, Ernst & Young LLP
Ryan Whitman, Piercy Bowler Taylor & Kern, Certified Public Accountants
Steven Stokdyk, Latham & Watkins LLP
Ann Buckingham, Latham & Watkins LLP